UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                                 SEC FILE NUMBER
                                                                         0-08536


                                                                    CUSIP NUMBER



(Check One): [  ]  Form 10-K    [  ]  Form 20-F     [  ]  Form 11-K
[ X]   Form 10-Q     [  ]  Form N-SAR

For Period Ended: March 31, 2001
                  ------------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
                                 ---------------------------

================================================================================
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

================================================================================

 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
================================================================================

PART I -- REGISTRANT INFORMATION


Fulle Name of Registrant:  Regent Energy Corporation

Former Name if Applicable: NPC Holdings, Inc.

Address of Principal Executive Office (Street and Number):

650 North Sam Houston Pkwy. E. Suite 500
Houston, Texas  77060
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    [X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

                         (Attach Extra Sheets if Needed)

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael Pugh                          281                         931-3800
---------------               ------------------             -------------------
         (Name)                    (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no,
identify         report(s).         [ ] Yes              [X] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [ ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            Regent Energy Corporation
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    May 16, 2001                          By:  /s/ Michael A. Pugh
        ----------------------------                ----------------------------
                                                    Chief Financial Officer

PART III - NARRATIVE


(3) EXPLANATION OF THE ANTICIPATED CHANGE IN RESULTS OF OPERATIONS FROM THE CORRESPONDEING PERIOD FOR THE LAST FISCAL YEAR.

          Pursuant to an Agreement and Plan of Reorganization by and between the registrant, Regent Energy Corporation ("Regent"), Vulcan Minerals & Energy, Inc., a privately held Texas corporation ("Vulcan"), and the owners of record of all of the issued and outstanding stock of Vulcan, as of March 9, 2001, the parties consummated an exchange of shares (the "Transaction"), which resulted in Vulcan becoming a subsidiary of Regent. Also as a result of the Transaction, Regent is deemed to have acquired all of the assets, comprised primarily of oil and gas properties, of Vulcan.

          As a result of the Transaction, the financial statements of Regent, including the results for 1999 and 2000, now reflect the assets and operations of Vulcan. There has been some delay in preparing the combined financial statements due to a re-evaluation of Vulcan's accounting methods and financial results for 1999. In 1999, Vulcan had recognized a gain on the sale of certain interests in oil and gas properties in New Mexico. Regent and Vulcan have since concluded that the gain should not have been recognized. In addition, a decision has been made to change from the successful efforts method for accounting for oil and gas producing activities previously used by Vulcan to the full cost method. As a result, net income of Vulcan for 1999 changed from $1,947,676 of income to $1,857,111 of loss. The effect of the foregoing on the 2000 and the first quarter 2001 results is still being analyzed by Regent's auditors.

          In addition, Regent has had a June 30 year end and Vulcan has a December 31 year end. Regent has had to determine which year end to elect and to prepare financial statements accordingly, which delayed the process.